UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                FORM 12B-25

                        NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K   [  ] Form 20-F [ ] Form 11-K  [ X ] Form 10-Q
              [ ] Form N-SAR

     For Period Ended:    March 28, 1998

     [   ]   Transition Report on Form 10-K
     [   ]   Transition Report on Form 20-F
     [   ]   Transition Report on Form 11-K
     [   ]   Transition Report on Form 10-Q
     [   ]   Transition Report on Form N-SAR
             For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Delta Woodside Industries, Inc.
   Full Name of Registrant

Former Name if Applicable

233 North Main Street, Suite 200
Address of Principal Executive Office (Street and Number)

Greenville, South Carolina 29601
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-, 11-K or
          SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)  The accountant's statement or other
          exhibit required by Rule 12b25(c) has
          been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why
Forms 10-K, 20F, 11-K, 10Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

A number of significant transactions during the quarter ended March 28, 1998 combined to make it impossible for the Company to file its 10-Q on a timely basis.

1. The Company decided to take restructuring charges and close two major businesses.
2. The company decided to report the closure of these businesses as discontinued operations, requiring the restatement of prior period financials.
3. The Company signed a new debt agreement requiring research into attendant loan covenants.
4. The Company had to review requirements for a waiver of loan covennants under an existing credit facility.
5. The recent issuance of senior notes created the need to prepare and file 10Qs for a subsidiary of the Company in addition to the 10Q for the parent.
6. The Company adopted FASB 128 requiring complex calculations of common equivalents to calculate diluted weighted average shares outstanding.
7. The Company adopted FASB 131 requiring new disclosures for segment reporting, as well as, restatement of segment data for prior periods.

     These transactions, taken together, have required an extraordinary amount of accounting effort on the part of the Company compared to the normal accounting burden involved in filing a 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to notification.

        Robert W. Humphreys               864             232-8301
              (Name)                  (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under
     Section 13 of 15(d)  of the  Securities
     Exchange Act of 1934 or Section 30 of the
     Investment Company Act of 1940 during the
     preceding 12 months or for such shorter period
     that the registrant was required to file such
     report(s)  been filed?  If answer is no,
     identify report(s).
     [  X  ]  Yes   [     ]  No


(3)  Is it anticipated that any significant change
     in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in  the
     subject report or portion thereof?
     [ X ]  Yes   [  ]  No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As described previously in Part III, the company is reporting discontinued operations in this period, requiring reclassification of certain items previously reported. Following is a summary of the results of operations of discontinued segments. Reported revenues and expenses will be adjusted for these items. The Company's fiscal year ends on the last business day in June.

                                 Three Months Ended      Nine Months Ended
                                March 28,   March 29,  March 28,   March 29,
                                  1998       1997         1998        1997
                                              (In thousands)

Net Sales                     $  25,361    $  30,142   $  87,794  $  88,806
Cost and expenses                28,332       34,118      97,432     98,580
(Loss) before income taxes       (2,971)      (3,976)     (9,638)    (9,774)
Income tax expense
 (benefit)                        1,331       (2,062)       (313)    (5,263)
(Loss) from discontinued
 operations                      (4,302)   $  (1,914)  $  (9,323)  $ (4,511
Estimated (Loss) on
 disposal of discontinued
 operations                    $(37,042)               $ (37,042)


                           Delta Woodside Industries, Inc.
                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    May 13, 1998              By: /s/ Robert W. Humphreys
                                      Robert W. Humphreys